GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

25 September 2006

06017240

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Successful drilling of Genting's Exploration Well (Anambas-1X) in West Natuna, Indonesia for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

RECEIVED
2006 OCT -2 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

10/3

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

General Announcement

Reference No **CU-060919-602E6**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SUCCESSFUL DRILLING OF GENTING'S EXPLORATION WELL (ANAMBAS-1X) IN WEST NATUNA, INDONESIA

* **Contents :-**

The Board of Directors of Genting Berhad is pleased to announce that its subsidiary, Genting Oil & Gas Limited ("GOGL") has successfully completed the drilling of Genting's exploration well (Anambas-1X), in which both dry gas and gas condensate were discovered.

The well is located on the Anambas Prospect in the Anambas Block of West Natuna. The Anambas-1X well is situated in Indonesian waters, 160 kilometres north of Matak and 280 kilometres east of Kerteh, Malaysia. The Anambas Block is operated with a 100% interest by GOGL's wholly-owned subsidiary, Sanyen Oil & Gas Pte Ltd ("SOGPL") under a Production Sharing Contract with BPMIGAS. BPMIGAS is the Indonesian agency responsible for supervising upstream oil & gas activities.

The Anambas-1X well commenced drilling on 9 July 2006 and was tested at a gas flow of 15.6 mscfd (million cubic feet of gas per day) and at a condensate flow of 488 bcpd (barrels of condensate per day).

Further evaluation of the Anambas-1X results will be undertaken to determine the reserve size and development potential, and henceforth the commercial viability of this discovery.

Genting's Oil & Gas division will shortly begin the drilling of two more exploratory wells, 90km to the north of Anambas-1X, in the oil-prone Northwest Natuna Block in Indonesia.

Yours faithfully
GENTING BERHAD

MR QUAH CHEK TIN
Executive Director

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: